Exhibit 12

MAGELLAN MIDSTREAM PARTNERS, L.P.
RATIO OF EARNINGS TO FIXED CHARGES
(In thousands)

	Year Ended December 31,					Six Months Ended June 30, 2012
	2007	2008	2009	2010	2011
EARNINGS:
Income from continuing operations before income taxes, extraordinary gain (loss) and cumulative effect of change in accounting principle*	$228,295	$328,023	$224,705	$307,219	$408,669	$229,646
Add: Fixed charges	56,816	57,792	74,750	97,991	110,946	59,402
Amortization of interest capitalized	533	641	715	729	739	376
Distributed income of equity investees	3,800	5,200	4,558	4,853	5,598	4,353
Less: Interest capitalized	(4,452)	(4,803)	(3,510)	(2,943)	(3,174)	(1,892)
Total earnings	$284,992	$386,853	$301,218	$407,849	$522,778	$291,885

FIXED CHARGES:
Interest expense	$50,504	$51,961	$69,847	$93,436	$105,695	$56,349
Interest capitalized	4,452	4,803	3,510	2,943	3,174	1,892
Debt amortization expense	1,554	767	1,112	1,401	1,831	1,037
Rent expense representative of interest factor	306	261	281	211	246	124
Total fixed charges	$56,816	$57,792	$74,750	$97,991	$110,946	$59,402
Ratio of earnings to fixed charges	5.0	6.7	4.0	4.2	4.7	4.9

*    Excludes income from equity investments.